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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Furr's/Bishops, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
361115504
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 23, 1998
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 2240.13d-1(f) or 240.13d-1(g), check the following box. /X/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 502468101      PAGE  2  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       9,350,082 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          9,350,082 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
9,350,082 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14 TYPE OF REPORTING PERSON*
BD, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D

CUSIP NO. 502468101      PAGE  3  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ROCK FINANCE, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       2,389,460 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          2,389,460 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,389,460 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14 TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D

CUSIP NO. 502468101      PAGE  4  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SPURGEON CORPORATION

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS CORPORATION

              7 SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        11,739,542 shares
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON
WITH         10 SHARED DISPOSITIVE POWER
                11,739,542 shares
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11,739,542 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.1%

14 TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D

CUSIP NO. 502468101      PAGE  5  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BRADFORD T. WHITMORE

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
USA

              7 SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        11,739,542 shares
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON
WITH         10 SHARED DISPOSITIVE POWER
                11,739,542
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11,739,542 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.1%

14 TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D

CUSIP NO. 502468101      PAGE  6  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BUN PARTNERS

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       2,389,460 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          2,389,460 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,389,460 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14 TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

<PAGE 7>

Page  7  of  8  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by Furr's/Bishops, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 6901 Quaker Ave., Lubbock, TX 79413.

Item 2.  Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"), and also incorporates reporting by the general partners of Grace: Bradford T. Whitmore ("Whitmore") and Spurgeon Corporation ("Spurgeon"), an Illinois corporation. This statement is also filed on behalf of Rock Finance, LP, an Illinois limited partnership ("Rock"), and its general partners, Bun Partners, Inc., an Illinois corporation ("Bun"), and Spurgeon. Whitmore is the president, sole shareholder and director of Bun. The foregoing are hereafter referred to as the "Filers".


(b) The business address of Grace, Whitmore, Rock, and Bun is
1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201.
The business address of Spurgeon is 290 South County Farm
Road, Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Grace is to purchase, sell, invest and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace. The principal business of Spurgeon is that of being a general partner of Grace. The principal business of Rock is to make investments in companies. The principal business of Bun is to be the general partner of several partnerships, including Rock. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon and Bun are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace and Rock are Illinois limited partnerships and Spurgeon and Bun are Illinois corporations. Whitmore is a citizen of the United States.

Item 3. Source and Amount of Funds

The net investment cost of Common Stock beneficially owned by Grace is $6,376,010.00. The Common Stock beneficially owned by Rock was received from the exercise of a put option on March 29, 1996 by Rock, which option allowed it to exchange its limited partnership interest in Cafeteria Operators, L.P. (the "LP Interest") for common shares of the Company. Further, the LP Interest was received by Rock, along with other consideration, in exchange for Rock's ownership of the 11% Senior Secured Notes due June 30, 1998 of Cafeteria Operators, L.P.

The Common Stock beneficially owned by Grace was purchased with working capital and partnership funds and is held in margin accounts maintained at Lehman Brothers, Inc.

Item 4. Purpose of Transaction

Whitmore and Spurgeon previously reported their holdings in the Common Stock on Schedule 13(G). However, due to a purchase by Grace on September 23, 1998 of Common Stock, the Filers are now reporting their holdings on the
Schedule 13(D).  The Filers may, depending
on market conditions and other factors that they deems material, purchase additional Common Stock or dispose of all or a portion of the Common Stock that they now owns or any Common Stock they may hereafter acquire.

Except as set forth in this Item 4, the Filers do not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of
Schedule 13D under the Act.

Item 5. Interest in Securities of the Issuer

(a) Grace presently holds a total of 9,350,082 shares of the Common Stock, which represent approximately 19.2% of the Common Stock outstanding. Rock presently holds a total of 2,389,460 shares of the Common Stock, which represent approximately 4.9% of the Common Stock outstanding. Whitmore, Spurgeon, and Bun are reporting their holdings due to their general partnership positions in Grace and Rock.

(b) Grace has the sole power to vote and dispose of the Common Stock which it beneficially owns and Rock has the sole power to vote and dispose of the Common Stock which it beneficially owns.

(c) The transactions in the Common Stock by the Filers during the 60 day period prior to September 23, 1998 are set forth on Schedule A hereto.

(d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common Stock.

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

The Filers do not have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of Furr's/Bishops, Inc.

Item 7. Material to Be Filed as Exhibits

None

<PAGE 8>

Page   8   of  8  Pages

SIGNATURE

Grace Brothers, Ltd., Bun Partners, Inc., Spurgeon
Corporation, Bradford T. Whitmore, and Rock Finance LP, after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.



Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

Spurgeon Corporation

By:/s/ David Allen
   ---------------
   David Allen
   Vice President
   Spurgeon Corporation

Bun Partners, Inc.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   President
   Bun Partners, Inc.

Bradford T. Whitmore

By:/s/ Bradford T. Whitmore
   ------------------------

Dated:  September 28, 1998

Rock Finance, LP

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   President, Bun Partners, Inc.
   Its:  General Partner


SCHEDULE A

TRADE ACTIVITY FOR FURR'S/BISHOPS, INC. COMMON STOCK

DATE        AMOUNT       PRICE/SHARE
09/23/98    5,471,679    $0.61

EXHIBIT A

Directors and Executive Officers of Spurgeon Corporation

Robert D. Van Kampen
926 Robbins Road, Ste. 180
Grand Haven, MI 49417
Sole Shareholder Director and President of Spurgeon.
Manager, Van Kampen Asset Management Company, LLC.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Secretary of Spurgeon.  Senior Vice
President and General Counsel of Van Kampen Asset Management
Company, LLC.

Jerry A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon.  Controller of
Grace Brothers, Ltd.  and Senior Vice President and Treasurer
Van Kampen Asset Management Company LLC.

All are United States Citizens

The business address of Van Kampen Asset Management
Company, LLC is 290 South County Farm Road, Third Floor,
Wheaton, IL 60187.  The principal business of Van Kampen
Asset Management is investment and asset management.




Directors and Executive Officers of Bun Partners, Inc.

Bradford T. Whitmore
1560 Sherman Ave.
Suite 900
Evanston, Il 60201
Sole Shareholder, Sole Director, President of Bun Partners,
Inc., and General Partner, Grace Brothers, Ltd.

Mary Ann Whitmore
1560 Sherman Ave.
Suite 900
Evanston, IL 60201
Secretary and Treasurer of Bun Partners, Inc.

Both are United States Citizens.

The business address of Bun Partners, Inc. is 1560 Sherman
Ave., Suite 900, Evanston, IL 60201. The principal business of Bun Partners, Inc. is to be the general partner of several partnerships.